Exhibit 99.1

Aurora Cannabis Marks Successful Inaugural Fulfillment for French Pilot Program

NASDAQ | TSX: ACB

  Initial fulfillment satisfies obligation as primary provider of dried medical cannabis
  Premium, medical cannabis products sourced from the company's EU GMP facility in Denmark

EDMONTON, AB, Aug. 25, 2021 /CNW/ - Aurora Germany GmbH, a subsidiary of Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, and Ethypharm, have successfully delivered their initial shipment of cannabis to the French medical cannabis pilot program, set to begin serving patients in the coming weeks. Aurora and Ethypharm were selected by the National Agency for the Safety of Medicines and Health Products (ANSM) to supply the entire medical cannabis dried flower range (three lots of the tender) to French patients during the pilot program.

EU-GMP facility Aurora Nordic, in Denmark, provides medical cannabis to French pilot program (CNW Group/Aurora Cannabis Inc.)

"The first prescriptions of dried medical cannabis as part of the French pilot program are a significant step toward providing access to patients and will support the destigmatization of medical cannabis in France," says Miguel Martin, Chief Executive Officer of Aurora Cannabis. "This accomplishment is another example of Aurora's leadership in global cannabis, with a proven track record of supporting the advancement of international medical cannabis markets alongside government bodies. By demonstrating a deep commitment to compliance and focus on product quality, we won three of the nine available tenders. If successful, this pilot program could lead to one of the largest regulated medical cannabis markets in Europe."

"Combining our pharmaceutical skills is, in our view, the right approach to build trust and confidence in medical cannabis for the long term in France," declared Jean Monin, Chief Commercial Operations Officer of Ethypharm. "We want to be a driving force to support patients suffering from chronic pain when there is no other therapeutic option than medical cannabis. With our deep expertise in disorders of the central nervous system and an expertise in highly regulated medicines, we are well prepared to collaborate with the health authorities and physicians. If positive, Ethypharm will, as a pharmaceutical company, ensure distribution and patient access to new therapeutic cannabis options."

Aurora Nordic, the Company's European Good Manufacturing Practice (EU GMP) production facility certified by Danish Health Authorities in Odense, Denmark, is committed to providing sufficient and consistent supply to patients and healthcare professionals for the pilot program. There are three types of high-quality pharmaceutical-grade dried flower medical cannabis available in the pilot program: Aurora 20/1 XPE (high-THC dried flower), Aurora 8/8 XPE (THC:CBD balanced dried flower) and Aurora 1/12 XPE (high-CBD dried flower). Dried flower is administered with a vaporizer by STORZ & BICKEL, a reputable medical device tested and used by patients across Europe, recently selected by the ANSM. Up to 3,000 patients will benefit from the two-year trial led by the ANSM.

Aurora and Ethypharm signed an agreement to serve the French pilot program in October 2020, leveraging both parties' expertise. Under the terms of the exclusive agreement, Aurora supplies medical cannabis sourced from the Company's largest greenhouse production facility on European soil, Aurora Nordic, as well as EU GMP manufacturing and logistics support. Ethypharm's French subsidiary, Laboratoires Ethypharm, is responsible for pharmaceutical distribution in France.

About Aurora
Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Pedanios, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About Ethypharm
Ethypharm is a European pharmaceutical company focused on two therapeutic areas: the Central Nervous System and Critical Care. Ethypharm markets its drugs directly in Europe and China, and with partners in North America and the Middle East where its drugs are in high demand. The Group employs more than 1,500 people, mainly in Europe and China. Ethypharm works closely with authorities and healthcare professionals to ensure the appropriate use of and access to its medicines, by as many people as possible.

For more information visit www.ethypharm.com and follow us on LinkedIn.

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the beginning and completion of the pilot program, the potential for a regulated market for medical cannabis in France, and the continued supply of cannabis from Aurora Nordic for the pilot program. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-marks-successful-inaugural-fulfillment-for-french-pilot-program-301362265.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/25/c6796.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & Public Relations, media@auroramj.com; In Europe: Yvonne Moeller, Director, Communications Europe, press@auroramedicine.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 06:50e 25-AUG-21